Exhibit 99.6

Medicenna to Present at Raymond James Human Healthcare Innovation Conference

TORONTO, Ontario and HOUSTON, Texas, June 11, 2020 - Medicenna Therapeutics Corp. ("Medicenna" or the "Company") (TSX: MDNA; OTCQB: MDNAF), a clinical stage immuno-oncology company, today announced that Dr. Fahar Merchant, President, CEO and Chairman of the Board of Medicenna, will present a corporate overview at the Raymond James 2020 Human Healthcare Innovation Conference on Thursday, June 18th, 2020, at 1:40 PM ET.

A live webcast of the presentation may be accessed at https://kvgo.com/raymondjames/medicenna-therapeutics-june-2020. A replay of the presentation will be available after the event by visiting the Investor Relations section of Medicenna’s website at https://ir.medicenna.com/.

About Medicenna

Medicenna is a clinical stage immunotherapy company focused on the development of novel, highly selective versions of IL-2, IL-4 and IL-13 Superkines and first in class Empowered Cytokines™ (ECs) for the treatment of a broad range of cancers. Medicenna's lead IL4-EC, MDNA55, has completed a Phase 2b clinical trial for rGBM, the most common and uniformly fatal form of brain cancer. MDNA55 has been studied in five clinical trials involving 132 patients, including 112 adults with rGBM. MDNA55 has demonstrated compelling efficacy and has obtained Fast-Track and Orphan Drug status from the FDA and FDA/EMA respectively. Medicenna's long-acting IL2 Superkine asset, MDNA11, is potentially a best-in-class next-generation IL-2 with superior CD122 binding without CD25 affinity and therefore preferentially stimulating cancer killing effector T cells and NK cells when compared to competing IL-2 programs. It is anticipated that MDNA11 will be ready for the clinic in 2021. For more information, please visit www.medicenna.com.

This news release contains forward-looking statements relating to the future operations of the Company and other statements that are not historical facts. Forward-looking statements are often identified by terms such as "will", "may", "should", "anticipate", "expects", "believes" and similar expressions. All statements other than statements of historical fact, included in this release, including, without limitation, statements related to the future plans and objectives of the Company, are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the risks detailed in the annual information form of the Company dated May 14, 2020 and in other filings made by the Company with the applicable securities regulators from time to time.

The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect and that study results could change over time as the study is continuing to follow up all patients and new data are continually being received which could materially change study results. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements only as expressly required by Canadian securities law.

Further Information

For further information about the Company please contact:

Elizabeth Williams, Chief Financial Officer, 416-648-5555, ewilliams@medicenna.com

Investor Contact

For more investor information, please contact:

Dan Ferry, Managing Director, LifeSci Advisors, 617-430-7576, daniel@lifesciadvisors.com